EXHIBIT 99.1

 GOLD STANDARD INTERSECTS 97.0 m of 1.61 g Au/t and 15.4 m of 1.85 g Au/t IN A CORE TWIN OF DS15-11 AT THE NORTH DARK STAR OXIDE GOLD DEPOSIT

Core Hole DS15-13 Confirms a New, Higher Grade Oxide Gold Discovery on the Carlin Trend

January 21, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced assay results from DS15-13, a Phase 2 core hole drilled to twin reverse-circulation (RC) hole DS15-11 at the recently discovered North Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.    DS15-13 returned multiple, significant, oxidized intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its Dark Star NI43-101 resource estimate announced on March 3, 2015 (see news release) including 15.4 meters of1.85grams gold per tonne (g Au/t) and 97.0 meters of 1.61 g Au/t. (click the following link for Dark Star DS15-13 core pictures: http://goldstandardv.com/lp/dark-star-phase-2-core-pictures/)

DS15-13 successfully confirmed RC hole DS15-11 which intersected 157.0m of 1.51 g Au/t (see news release dated November 10, 2015). The DS15-10, 15-11 and 15-13 drill intercepts represent the discovery and confirmation of a new gold zone that has grade/thickness profiles that are an order of magnitude greater than the gold zones in the existing Dark Star resource located 515 meters to the south.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are in the early days of a significant discovery that represents a very strong gold system with extensive additional targets identified through surface mapping, sampling and geophysics yet to be drilled. The North Dark Star Discovery will make a major contribution to our resource expansion objectives in 2016.”

Key highlights of DS15-13 include:

•
DS15-13 intersected vertically-extensive, oxidized intercepts of 15.4m of 1.85 g Au/t and 97.0m of 1.61 g Au/t, approximately 515m north of the Dark Star maiden resource, confirming the thick zone of oxidized gold mineralization originally identified by RC hole DS15-11.

•	Higher grade intervals exist within the 97.0m zone including 18.0m of 3.36g Au/t from 182.9m to 200.9m. Gold mineralization is open in multiple directions.

•
Core confirms the presence of favorable carbonate host rocks – bioclastic limestone, silty limestone and calcareous sandstone within a coarse conglomerate debris flow unit.  This Pennsylvanian-Permian unit also hosts the Dark Star deposit to the south and represents a new, unconventional host on the Carlin Trend.  Regardless of age and convention, these carbonate rocks react in a chemically similar fashion to more well-known Carlin host formations in which early stage decalcification (carbonate removal) is followed by silicification.  Rocks of similar age and composition host large, disseminated gold deposits further west in Nevada on the Getchell Trend and in the Battle Mountain district.

•
As is typical of core twins of RC holes, DS15-13 intersected higher gold grades over narrower intervals.  Difficult drilling in strongly fractured rock and the presence of high gold grades appear to have resulted in the displacement of some of the gold in RC DS15-11 down the hole into the gap between 125.1 to 149.0 meters and below 246.0 meters..

•
Gold mineralization is hosted in a multi-stage breccia and is associated with limonite, decalcification, silicification, quartz stringers, drusy quartz, hematite, clay and barite.  The brecciation is more pervasive and complex than is apparent in the DS15-11 reverse-circulation cuttings.

•
Mineralization occurs within a horst (uplifted block) of permissive host rocks, in the footwall of a large-displacement normal fault.  This favorable geologic pattern is a well-documented control to gold mineralization on the Carlin Trend.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “The North Dark Star discovery demonstrates the ability of Gold Standard Ventures to quickly add value through exploration.  In a little over a year, we have consolidated land within the Dark Star corridor, created a new geologic model based on re-logging, released a maiden resource estimate, defined targets and completed two phases of drilling resulting in a new discovery.  The core from DS15-13 contains spectacular breccia textures and gaudy iron oxides, indicating that we are into a very strong oxidized gold system.   In 2016, we will follow up by expanding the oxide gold zone intersected in the initial discovery holes at North Dark Star.”

Phase 2 Dark Star drilling, which included 3,480 m in 8 holes, was designed to:

1) extend areas of known gold mineralization along strike of the Dark Star structural corridor to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0m of 0.58 g Au/t and 21.3m of 1.90 g Au/t (see news release dated July 28, 2015);

2) follow-up on 15.2m of 0.62 g Au/t in DS15-05 (see news release dated July 28, 2015), the initial test of the up-dip potential to the east of an existing historic intercept in WR9105 in the area of the North Dark Star discovery; and,

3) test the intersection of the district-scale South fault and the Dark Star structural corridor, to the south of the Dark Star holes (click the following link for Dark Star Phase 2 drill hole map: http://goldstandardv.com/lp/dark-star-phase-2-drill-map/).

Gold at Dark Star occurs in an underappreciated host rock for the Carlin Trend, a Pennsylvanian-Permian unit composed of bioclastic-bearing debris flow conglomerate with interbeds of calcareous sandstone, siltstone and mudstone.  These rocks dip to the west within the north-trending Dark Star structural corridor, which is bounded to the east by a large displacement, normal fault.  Phase 2 intercepts in DS15-06, -09, -10, -11 and -13 confirm the upside exploration and expansion potential within the Dark Star structural corridor, north of the Dark Star maiden resource.  Further, the 6 km strike length of the Dark Star structural corridor as defined by geologic mapping, geophysics and soil geochemistry, remains largely untested by drilling.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS15-13	Core	090	-53	427.4	88.4 – 92.4	4.0	0.18
Including Including					101.0 – 104.5	3.5	0.14
					109.7 – 125.1	15.4	1.85
					115.8 – 120.5	4.7	5.21
					142.7 – 144.0	1.3	0.23
					149.0 – 246.0	97.0	1.61
					173.0 – 233.5	60.5	2.23
DS15-12	RC	090	-75	580.8	21.3 – 27.4	6.1	0.42

** Gold intervals reported in these tables were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Gold Standard will present core from this new discovery at the Mineral Exploration Roundup 2016 Core Shack in Vancouver, British Columbia.  Core from DS15-13 will be displayed on Monday January 25 and Tuesday January 26 in booth 719.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Dark Star core samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com